UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

mF International Limited (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (this “Amendment”) solely to correct certain inadvertent clerical errors in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 8, 2025 (the “Original Form 6-K”). The dates “May 8, 2025” in Exhibit 99.1 and Exhibit 99.2 in the Original Form 6-K are hereby revised to “May 7, 2025,” and the name of Exhibit 99.1 in the Original Form 6-K is hereby revised from “Notice and Proxy Statement of 2025 Annual General Meeting of Shareholders, dated May 8, 2025, to be mailed to shareholders of the Company in connection with the 2025 Annual General Meeting of Shareholders of the Company” to “Notice and Proxy Statement of 2025 Annual General Meeting of Shareholders, dated May 7, 2025, to be mailed to shareholders of the Company in connection with the 2025 Annual General Meeting of Shareholders of the Company.”

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update, or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was filed.

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Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2025 Annual General Meeting of Shareholders, dated May 7, 2025, to be mailed to shareholders of the Company in connection with the 2025 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2025 Annual General Meeting of Shareholders of the Company

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: May 14, 2025	By:	/s/ Chi Weng Tam
	Name:	Chi Weng Tam
	Title:	Chief Executive Officer and Executive Director

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